Exhibit 21.1

Subsidiaries of Registrant

HInnovation Inc., a Minnesota corporation

Subsidiary of HInnovation Inc.:

HInnovation (Beijing) Science and Technology, Inc., incorporated under the laws of the People’s Republic of China

Vital Images Holding B.V., incorporated under the laws of the Netherlands

Subsidiaries of Vital Images Holding B.V.:

Vital Images Europe B.V.

Vital Images France Sarl

Vital Images Scandinavia AS

Vital Images Italy Srl

Vital Images Germany Gmbh